Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited

Reports Second Quarter and Interim of 2021 Unaudited Financial
Results

•	A total of 7,126 hotels or 692,284 hotel rooms in operation as of June 30, 2021.

•	Hotel turnover[1] increased 97.8% year-over-year to RMB13.1 billion for the second quarter. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 95.2% year-over-year for the second quarter.

•	Revenue increased 83.7% year-over-year to RMB3.6 billion (US$556 million)[2] for the second quarter, lower than revenue guidance previously announced of 87% to 89%. Revenue from Legacy-Huazhu for the second quarter increased 84.6% year-over-year, lower than revenue guidance previously announced of 90% to 92%.

•	Net income attributable to Huazhu Group Limited was RMB378 million (US$59 million) for the second quarter of 2021, compared with net loss attributable to Huazhu Group Limited of RMB548 million for the second quarter of 2020 and net loss attributable to Huazhu Group Limited of RMB248 million in the previous quarter. Net income attributable to Huazhu Group Limited from Legacy-Huazhu[3] was RMB492 million for the second quarter of 2021.

•	Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the second quarter of 2021 was RMB464 million (US$72 million), compared with adjusted net loss attributable to Huazhu Group Limited (non-GAAP) of RMB476 million for the second quarter of 2020. Adjusted net income attributable to Huazhu Group Limited (non-GAAP) from Legacy-Huazhu for the second quarter of 2021 was RMB579 million.

•	EBITDA (non-GAAP) for the second quarter of 2021 was RMB957 million (US$148 million), compared with negative RMB169 million for the second quarter of 2020. EBITDA from Legacy-Huazhu (non-GAAP) was RMB1.0 billion for the second quarter of 2021.

•	Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) was RMB1.0 billion (US$161 million) for the second quarter of 2021. Adjusted EBITDA from Legacy-Huazhu (non-GAAP) was RMB1.1 billion for the second quarter of 2021.

1 Hotel turnover refers to total transaction value of room and non-room revenue from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.4566 on June 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

3 Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

•	In the third quarter of 2021, Huazhu expects Revenue growth to be in the range of 8%-12% compared to the third quarter of 2020, or 4%-8% if excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 12%-16% compared to pre-COVID-19 results in the third quarter of 2019, or revenue reduction to be in the range of 3%-7% if excluding DH.

•	Considering the effects of COVID-19 resurgence in Guangdong and traffic control in Beijing since late May, and the influences of the Delta variant spreading from Nanjing to several cities in China recently, we lowered our full-year revenue growth guidance. For the full year of 2021, we expect revenue growth to range from 29% to 33%, or to range from 34% to 38% if excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 17%-21% compared to pre-COVID-19 results of 2019, or to range from 2%-6% if excluding DH.

Shanghai, China, August 24, 2021 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “the Company”, “we” or “our”), a world-leading hotel group, today announced its unaudited financial results for the second quarter and interim ended June 30, 2021.

As of June 30, 2021, Huazhu’s worldwide hotel network in operation totaled 7,126 hotels and 692,284 rooms, including 122 hotels from DH. During the second quarter of 2021, our Legacy-Huazhu business opened 399 hotels, including 18 leased (or leased-and-operated) hotels and 381 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 156 hotels, including 7 leased hotels and 149 manachised and franchised hotels. During the second quarter of 2021, the Legacy-DH business opened 2 hotels, including 1 leased hotel and 1 manachised and franchised hotel. As of June 30, 2021, Huazhu had a total of 2,734 unopened hotels in the pipeline, including 2,696 hotels from the Legacy-Huazhu business and 38 hotels from the Legacy-DH business.

Legacy-Huazhu Only – Second Quarter of 2021 Operational Highlights

As of June 30, 2021, Legacy-Huazhu had 7,004 hotels in operation, including 675 leased and owned hotels, and 6,329 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 667,670 hotel rooms in operation, including 91,892 rooms under the lease and ownership model, and 575,778 rooms under the manachise and franchise models. Legacy-Huazhu also had 2,696 hotels in the pipeline, including 16 leased and owned hotels and 2,680 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

• The ADR was RMB255 in the second quarter of 2021, compared with RMB185 in the second quarter of 2020, RMB209 in the previous quarter, and RMB236 in the second quarter of 2019.

• The occupancy rate for all Legacy-Huazhu hotels in operation was 82.3% in the second quarter of 2021, compared with 68.8% in the second quarter of 2020, 66.2% in the previous quarter, and 86.9% in the second quarter of 2019.

• Blended RevPAR was RMB210 in the second quarter of 2021, compared with RMB127 in the second quarter of 2020, RMB138 in the previous quarter, and RMB206 in the second quarter of 2019.

• For all Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB210 for the second quarter of 2021, representing a 58.1% increase from RMB133 for the second quarter of 2020, with a 33.9% increase in ADR and a 12.8-percentage-point increase in occupancy rate; comparing the second quarter of 2021 with the pre-COVID-19 second quarter of 2019, RevPAR represented a 5.7% decrease from RMB216 for the second quarter of 2019, with a 1.0% increase in ADR, and a 6.0-percentage-point decrease in occupancy rate.

Legacy-DH Only – Second Quarter of 2021 Operational Highlights

As of June 30, 2021, Legacy-DH had 122 hotels in operation, including 74 leased and owned hotels and 48 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-DH had 24,614 hotel rooms in operation, including 13,839 rooms under the lease and ownership model and 10,775 rooms under the manachise and franchise models. Legacy-DH also had 38 hotels in the pipeline, including 27 leased and owned hotels and 11 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR82 in the second quarter of 2021, compared with EUR87 in the second quarter of 2020 and EUR69 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 24.4% in the second quarter of 2021, compared with 18.3% in the second quarter of 2020 and 18.8% in the previous quarter.

• Blended RevPAR was EUR20 in the second quarter of 2021, compared with EUR16 in the second quarter of 2020 and EUR13 in the previous quarter.

Ji Qi, Founder, Executive Chairman and CEO of Huazhu commented: “Our China business RevPAR recovered in the second quarter to 102% of the same period of 2019, supported by strong leisure travelling demand in May but offset by relatively weak RevPAR recovery in June due to COVID-19 resurgence in Guangdong Province and traffic control in Beijing for the celebration of centenary of the Communist Party of China. RevPAR recovery momentum resumed since early July. However, unfortunately, the Delta variant of COVID-19 was again detected in Nanjing since late July, with further spreading into many other provinces and cities. The Delta variant prompted the Chinese government posed another round of strict travelling restrictions which seriously affected our performance in August. For our European business, thanks to continued progress of vaccination and easing restrictions, the RevPAR recovered to 50-60% of 2019 level during the summer holiday.”

“Looking ahead,” Mr. Ji continued, “uncertainties brought by the pandemic may exist for a longer-than-expected time, and we expect to be well prepared to overcome any business turbulences in the near-term. Nevertheless, in the long term, we have high confidence in China’s future economic growth and think the upward trend of the China lodging industry remains intact. Therefore, we will be implementing our strategies, such as further penetration of lower-tier cities, speeding up of upper-midscale and upscale segments, organizational upgrades and talent acquisition to support our sustainable growth.”

Second quarter and Interim of 2021 Unaudited Financial Results

(RMB in millions)	Q2 2020	Q1 2021	Q2 2021	H1 2020	H1 2021
Revenue:
Leased and owned hotels	1,236	1,398	2,282	2,752	3,680
Manachised and franchised hotels	676	897	1,275	1,141	2,172
Others	41	32	30	73	62
Total revenue	1,953	2,327	3,587	3,966	5,914

Revenues for the second quarter of 2021 was RMB3.6 billion (US$556 million), representing an 83.7% year-over-year increase and a 54.1% sequential increase. Revenue from Legacy-Huazhu for the second quarter of 2021 was RMB3.4 billion, representing an 84.6% year-over-year increase. Revenue from our Legacy-Huazhu business was lower than our revenue guidance, mainly due to the COVID-19 resurgence in Guangdong Province and traffic control in Beijing for the celebration of centenary of the Communist Party of China since late May. However, if excluding the impact of Guangdong Province and Beijing, our revenue from our Legacy-Huazhu business was in line with our revenue guidance.

Revenue for the first half of 2021 was RMB5.9 billion (US$916 million), representing an increase of 49.1% from the first half of 2020. Revenue from Legacy-Huazhu for the first half of 2021 was RMB5.5 billion, representing a 78.1% year-over-year increase.

Revenue from leased and owned hotels for the second quarter of 2021 was RMB2.3 billion (US$353 million), representing an 84.6% year-over-year increase and a 63.2% sequential increase. Revenue from Legacy-Huazhu from leased and owned hotels for the second quarter of 2021 was RMB2.1 billion, representing an 84.2% year-over-year increase.

For the first half of 2021, revenue from leased and owned hotels was RMB3.7 billion (US$570 million), representing a 33.7% year-over-year increase. Revenue from Legacy-Huazhu from leased and owned hotels for the first half of 2021 was RMB3.3 billion, representing a 72.2% year-over-year increase.

Revenue from manachised and franchised hotels for the second quarter of 2021 was RMB1.3 billion (US$198 million), representing an 88.6% year-over-year increase and a 42.1% sequential increase. Revenue from Legacy-Huazhu from manachised and franchised hotels for the second quarter of 2021 was RMB1.3 billion, representing an 88.5% year-over-year increase.

For the first half of 2021, revenue from manachised and franchised hotels was RMB2.2 billion (US$336 million), representing a 90.4% year-over-year increase. These hotels accounted for 36.7% of revenue, compared to 28.8% of revenue for the first half of 2020. Revenue from Legacy-Huazhu from manachised and franchised hotels for the first half of 2021 was RMB2.2 billion, representing a 91.3% year-over-year increase.

Other revenue represent revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services to hotels, and revenue from Huazhu Mall™ and other revenue from the Legacy-DH business, totaling RMB30 million (US$5 million) in the second quarter of 2021, compared to RMB41 million in the second quarter of 2020 and RMB32 million in the previous quarter.

For the first half of 2021, other revenue was RMB62 million (US$10 million), compared to RMB73 million in the first half of 2020.

(RMB in millions)	Q2 2020	Q1 2021	Q2 2021	H1 2020	H1 2021
Operating costs and expenses:
Hotel operating costs	2,135	2,463	2,739	4,512	5,202
Other operating costs	7	12	12	15	24
Selling and marketing expenses	107	107	161	253	268
General and administrative expenses	263	328	392	579	720
Pre-opening expenses	99	21	16	210	37
Total operating costs and expenses	2,611	2,931	3,320	5,569	6,251

Hotel operating costs for the second quarter of 2021 were RMB2.7 billion (US$424 million), compared to RMB2.1 billion in the second quarter of 2020 and RMB2.5 billion in the previous quarter. Hotel operating costs from Legacy-Huazhu for the second quarter of 2021 were RMB2.2 billion, which represented 65.5% of the quarter’s revenues, compared to 93.4% for the second quarter in 2020 and 92.8% for the previous quarter.

For the first half of 2021, hotel operating costs were RMB5.2 billion (US$806 million), compared to RMB4.5 billion in 2020. Hotel operating costs from Legacy-Huazhu for the first half of 2021 were RMB4.2 billion, which represented 76.2% of revenue, compared to 108.6% for 2020.

Selling and marketing expenses for the second quarter of 2021 were RMB161 million (US$25 million), compared to RMB107 million in the second quarter of 2020 and RMB107 million in the previous quarter. Selling and marketing expenses from Legacy-Huazhu for the second quarter of 2021 were RMB129 million, which represented 3.8% of the quarter’s revenue, compared to RMB71 million or 3.9% of revenue for the second quarter in 2020, and RMB72 million or 3.3% of revenue for the previous quarter.

For the first half of 2021, selling and marketing expenses were RMB268 million (US$41 million), compared to RMB253 million in 2020. Selling and marketing expenses from Legacy-Huazhu for the first half of 2021 were RMB201 million, which represented 3.6% of revenue, compared to RMB137 million or 4.4% of revenue for the first half of 2020.

General and administrative expenses for the second quarter of 2021 were RMB392 million (US$61 million), compared to RMB263 million in the second quarter of 2020 and RMB328 million in the previous quarter. General and administrative expenses from Legacy-Huazhu for the second quarter of 2021 were RMB294 million, which represented 8.7% of the quarter’s revenue, compared to RMB176 million or 9.7% for the second quarter in 2020 and RMB255 million or 11.7% for the previous quarter.

For the first half of 2021, general and administrative expenses were RMB720 million (US$112 million), compared to RMB579 million in 2020. General and administrative expenses from Legacy-Huazhu for the first half of 2021 were RMB549 million, which represented 9.9% of revenue, compared to RMB402 million or 12.9% of revenue for the first half of 2020.

Pre-opening expenses for the second quarter of 2021 were mostly related to Legacy-Huazhu totaling RMB16 million (US$3 million), compared to RMB99 million in the second quarter of 2020 and RMB21 million in the previous quarter.

Pre-opening expenses for the first half of 2021 were RMB37 million (US$6 million), compared to RMB210 million in 2020, representing a year-over-year decrease of 82.4%. Pre-opening expenses as a percentage of revenue was 0.6% in 2021, compared to 5.3% in 2020.

Other operating income, net for the second quarter of 2021 was RMB362 million (US$56 million), compared to RMB164 million in the second quarter of 2020 and RMB29 million in the previous quarter. The increase was mainly due to subsidy income from the Legacy-DH business due to COVID-19 impact.

Other operating income, net for the first half of 2021 was RMB391 million (US$61 million), compared to RMB252 million in 2020.

Income from operations for the second quarter of 2021 was RMB629 million (US$97 million), compared to a negative RMB494 million in the second quarter of 2020 and a negative RMB575 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2021 was RMB657 million (US$101 million), compared to a negative RMB456 million in the second quarter of 2020 and a negative RMB540 million in the previous quarter. Income from operations from Legacy-Huazhu for the second quarter of 2021 was RMB763 million, compared to a negative RMB207 million in the second quarter of 2020 and a negative RMB172 million in the previous quarter.

Income from operations for the first half of 2021 was RMB54 million (US$8 million), compared to a negative RMB1.4 billion in 2020. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the first half of 2021 was RMB117 million (US$18 million), compared to adjusted loss from operations (non-GAAP) of RMB1.3 billion in 2020. Income from operations from Legacy-Huazhu for the first half of 2021 was RMB592 million, compared to a loss from operations of RMB938 million in 2020.

Operating margin, defined as income from operations as a percentage of revenues, for the second quarter of 2021, was 17.5%. Operating margin from Legacy-Huazhu for the second quarter of 2021 was 22.7%, compared with a negative 11.4% in the second quarter of 2020 and a negative 7.9% in the previous quarter.

Operating margin for the first half of 2021 was 0.9%. Operating margin from Legacy-Huazhu for the first half of 2021 was 10.7%, compared with a negative 30.2% in 2020.

Other expense, net for the second quarter of 2021 was RMB61 million (US$9 million), compared to other income, net RMB21 million for the second quarter of 2020 and other income, net RMB262 million for the previous quarter.

Other income, net for the first half of 2021 was RMB201 million (US$31 million), compared to a negative RMB81 million in 2020. The increase was mainly due to gains from selling AccorHotels shares.

Unrealized losses from fair value changes of equity securities for the second quarter of 2021 were RMB58 million (US$9 million), compared to RMB34 million in the second quarter of 2020, and unrealized gains from fair value changes of RMB238 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

For the first half of 2021, unrealized gains from fair value changes of equity securities were RMB180 million (US$28 million), compared to unrealized losses from fair value changes of equity securities of RMB1.0 billion in 2020.

Income tax expense for the second quarter of 2021 was RMB132 million (US$20 million), compared to income tax benefit of RMB68 million in the same period of 2020 and income tax benefit of RMB122 million in the previous quarter. For the first half of 2021, income tax expense was RMB10 million (US$1 million), compared to income tax benefit of RMB98 million in 2020.

Net income attributable to Huazhu Group Limited for the second quarter of 2021 was RMB378 million (US$59 million), compared to a net loss of RMB548 million in the second quarter of 2020 and net loss attributable to Huazhu Group Limited of RMB248 million in the previous quarter. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the second quarter of 2021 was RMB464 million (US$72 million), compared to a negative RMB476 million in the second quarter of 2020 and a negative RMB451 million in the previous quarter. Net income attributable to Huazhu Group Limited from Legacy-Huazhu for the second quarter of 2021 was RMB492 million, compared to a negative RMB325 million in the second quarter of 2020 and a positive RMB53 million in the previous quarter. The adjusted net income attributable to Huazhu Group Limited (non-GAAP) from Legacy-Huazhu for the second quarter of 2021 was RMB579 million, compared with a negative RMB253 million in the second quarter of 2020 and a negative RMB150 million in the previous quarter.

Net income attributable to Huazhu Group Limited for the first half of 2021 was RMB130 million (US$21 million), compared with a negative RMB2.7 billion in 2020. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net income attributable to Huazhu Group Limited (non-GAAP) for the first half of 2021 was RMB13 million (US$3 million). Net income attributable to Huazhu Group Limited from Legacy-Huazhu for the first half of 2021 was RMB545 million, compared to a net loss attributable to Huazhu Group Limited of RMB2.3 billion in 2020. The adjusted net income attributable to Huazhu Group Limited (non-GAAP) from Legacy-Huazhu for the first half of 2021 was RMB429 million, compared with an adjusted net loss attributable to Huazhu Group Limited (non-GAAP) of RMB1.2 billion in 2020.

Basic and diluted earnings per share/American depositary share (ADS). For the second quarter of 2021, basic and diluted earnings per share were RMB0.12 (US$0.02). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per share (non-GAAP) were RMB0.15 (US$0.02), and adjusted diluted earnings per share (non-GAAP) were RMB0.14 (US$0.02). Basic earnings per ADS were RMB1.22 (US$0.19), and diluted earnings per ADS were RMB1.17 (US$0.18). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per ADS (non-GAAP) were RMB1.49 (US$0.23), and adjusted diluted earnings per ADS (non-GAAP) were RMB1.43 (US$0.22).

For the first half of 2021, basic and diluted earnings per share were RMB0.04 (US$0.01). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted earnings per share (non-GAAP) were RMB0.00 (US$0.00). Basic earnings per ADS were RMB0.42 (US$0.07), and diluted earnings per ADS were RMB0.41 (US$0.06). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic earnings per ADS (non-GAAP) were RMB0.05 (US$0.01), and adjusted diluted earnings per ADS (non-GAAP) were RMB0.04 (US$0.01).

EBITDA (non-GAAP) for the second quarter of 2021 was RMB957 million (US$148 million), compared with a negative RMB169 million in the second quarter of 2020 and a positive RMB70 million in the previous quarter. EBITDA (non-GAAP) from Legacy-Huazhu for the second quarter of 2021 was RMB1.0 billion, compared with RMB66 million in the second quarter of 2020 and RMB410 million in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the second quarter of 2021 was RMB1.0 billion (US$161 million), compared with a negative RMB97 million in the second quarter of 2020 and a negative RMB133 million in the previous quarter. The adjusted EBITDA (non-GAAP) from Legacy-Huazhu for the second quarter of 2021 was RMB1.1 billion, compared with RMB138 million in the second quarter of 2020 and RMB207 million in the previous quarter.

EBITDA (non-GAAP) for the first half of 2021 was RMB1.0 billion (US$160 million), compared with a negative RMB1.9 billion in 2020. EBITDA (non-GAAP) from Legacy-Huazhu for the first half of 2021 was RMB1.4 billion, compared with a negative RMB1.6 billion in 2020. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the first half of 2021 was RMB910 million (US$142 million), compared with a negative RMB801 million in 2020. The adjusted EBITDA (non-GAAP) from Legacy-Huazhu for the first half of 2021 was RMB1.3 billion, compared with a negative RMB493 million in 2020.

Cash flow. Operating cash inflow for the second quarter of 2021 was a RMB1.2 billion (US$192 million). Investing cash outflow for the second quarter of 2021 was RMB582 million (US$91 million), including RMB348 millions for partial payments of CitiGO acquisition4. Financing cash outflow for the second quarter of 2021 was RMB185 million (US$28 million).

Operating cash inflow for the first half of 2021 was RMB281 million (US$43 million), compared to RMB834 million cash outflow in 2020. Investing cash inflow for the first half of 2021 was RMB132 million (US$22 million), compared to RMB5.5 billion cash outflow in 2020. Financing cash outflow for the first half of 2021 was RMB1.2 billion (US$184 million), compared to RMB2.5 billion in 2020.

Cash and cash equivalents and Restricted cash. As of June 30, 2021, the Company had a total balance of cash and cash equivalents of RMB6.2 billion (US$960 million) and restricted cash of RMB57 million (US$9 million).

Debt financing. As of June 30, 2021, the Company had a total debt balance of RMB10.7 billion (US$1.7 billion) and the unutilized credit facility available to the Company was RMB6.8 billion.

4 As of June 30, 2021, the Company is still process the evaluating the purchase price allocation of CitiGO. Hence, the financial results for the second quarter of 2021 are based on the preliminary numbers and are subject to change upon finalization.

COVID-19 update

For our Legacy-Huazhu business, following the relative weak RevPAR recovery in June due to impact of COVID-19 resurgence in Guangdong Province and traffic control in Beijing for the celebration of centenary of the Communist Party of China, our RevPAR recovery momentum resumed quickly in early July. However, unfortunately, since late July, with the spread of the Delta variant from Nanjing to several provinces and cities, our RevPAR significantly dropped to only about 50% of the 2019 level as the government imposed another round of strict travelling restrictions. On the positive side, with the government’s strong capability of prevention and control, daily new confirmed cases saw a significant decline recently. Many cities have recently lowered the risk level from high or middle to low level. We are expecting the recovery should resume soon after travelling restrictions are being gradually eased.

Steigenberger Hotels AG and its subsidiaries (“DH”) saw an initial recovery of hotel demand along with vaccination process in Germany since the first lockdown in November 2020. As of August 23rd, 2021, about 64% of the German population have received at least one shot and 59% of the population is fully vaccinated. In August, the recovery continued with the occupancy rate reaching 50% and RevPAR recovered to 67% of 2019. However, we remain cautious on the future recovery as European governments are still carefully monitoring the situation regarding the Delta variant and a potential impact from the fourth wave. Additionally, we received and recorded a total of EUR38 million in subsidies from the German government in the second quarter, relating to the 2020 lockdown period. Meanwhile, DH is continuing to implement further cost reduction and cash flow measures, especially regarding personnel and lease costs.

Resignation of Director

Ms. Min (Jenny) Zhang resigned as a director and the vice-chairlady of the Company for personal reasons, effective August 24, 2021. Ms. Zhang’s resignation from the board of directors was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Mr. Qi Ji, the Company’s chairman and chief executive officer, said: “I would like to thank Jenny for her contributions, service and commitment to the Company throughout her many years with the Company, and wish her every success in her future endeavors.”

Upon the effectiveness of Ms. Zhang’s resignation, the Company’s board of directors will consist of eight directors (and one alternative director), including five independent directors.

Guidance

In the third quarter of 2021, Huazhu expects revenue growth to be in the range of 8%-12% compared to the third quarter of 2020, or 4%-8% if excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 12%-16% compared to pre-COVID-19 results in the third quarter of 2019, or revenue reduction to be in the range of 3%-7% if excluding DH.

Considering the effects of COVID-19 resurgence in Guangdong, traffic control in Beijing since late May, and the influence of the Delta variant spreading from Nanjing to several cities in China recently, we lowered our full-year revenue growth guidance. For the full year of 2021, we expect revenue growth to range from a 29% to 33%, or to range from 34% to 38% if excluding DH. To provide more meaningful guidance excluding the impact of COVID-19, Huazhu expects revenue growth to be in the range of 17%-21% as compared to pre-COVID-19 results of 2019, or to range from 2%-6% if excluding DH.

The above guidance is based on our current expectation that the recent Delta Variant of COVID-19 resurgence can be well contained by the beginning of September and there will be no massive resurgence of COVID-19 in the remaining of the year.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Huazhu’s management will host a conference call at 9 p.m. U.S. Eastern time on Tuesday, August 24, 2021; or at 9 a.m. Hong Kong time on Wednesday, August 25, 2021 following the announcement. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/2378336 to complete the online registration at least 15 minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference promptly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through September 1, 2021. Please dial 855 452 5696 (for callers in the U.S.); 400 632 2162 (for callers in mainland China); 800 963 117 (for callers in Hong Kong); or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong); and enter the passcode 2378336.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, https://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; and adjusted EBITDA margin; adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from Legacy-Huazhu; EBITDA from Legacy-Huazhu; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from Legacy-Huazhu. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding the Company’s reported results or evaluating its economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of June 30, 2021, Huazhu operated 7,126 hotels with 692,284 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel and CitiGO Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of June 30, 2021, Huazhu operates 15 percent of its hotel rooms under lease and ownership model, and 85 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2020	June 30, 2021
	RMB	RMB	US$
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,026	6,201	960
Restricted cash	64	57	9
Short-term investments	3,903	2,727	422
Accounts receivable, net	404	519	80
Loan receivables, net	304	214	33
Amounts due from related parties, current	178	82	13
Inventories	89	82	13
Other current assets, net	914	884	137
Total current assets	12,882	10,766	1,667

Property and equipment, net	6,682	6,982	1,081
Intangible assets, net	5,945	5,902	914
Operating lease right-of-use assets	28,980	29,787	4,613
Finance lease right-of-use assets	2,041	1,914	297
Land use rights, net	213	210	32
Long-term investments	1,923	2,058	319
Goodwill	4,988	5,268	816
Amounts due from related parties, non-current	-	63	10
Loan receivables, net	135	86	13
Other assets, net	743	812	126
Deferred tax assets	623	753	117
Total assets	65,155	64,601	10,005

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,142	666	103
Accounts payable	1,241	975	151
Amounts due to related parties	132	511	79
Salary and welfare payables	526	530	82
Deferred revenue	1,272	1,357	210
Operating lease liabilities, current	3,406	3,502	542
Finance lease liabilities, current	31	41	6
Accrued expenses and other current liabilities	2,440	2,168	337
Income tax payable	339	258	40
Total current liabilities	10,529	10,008	1,550

Long-term debt	10,856	10,002	1,549
Operating lease liabilities, noncurrent	27,048	27,758	4,299
Finance lease liabilities, noncurrent	2,497	2,372	367
Deferred revenue	662	704	109
Other long-term liabilities	771	834	129
Deferred tax liabilities	1,181	1,155	179
Retirement benefit obligations	179	171	27
Total liabilities	53,723	53,004	8,209

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(17)
Additional paid-in capital	9,808	9,918	1,536
Retained earnings	1,502	1,632	253
Accumulated other comprehensive income (loss)	127	49	8
Total Huazhu Group Limited shareholders' equity	11,330	11,492	1,780
Noncontrolling interest	102	105	16
Total equity	11,432	11,597	1,796
Total liabilities and equity	65,155	64,601	10,005

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	1,236	1,398	2,282	353	2,752	3,680	570
Manachised and franchised hotels	676	897	1,275	198	1,141	2,172	336
Others	41	32	30	5	73	62	10
Total revenue	1,953	2,327	3,587	556	3,966	5,914	916

Operating costs and expenses:
Hotel operating costs:
Rents	(833)	(945)	(949)	(147)	(1,699)	(1,894)	(293)
Utilities	(91)	(140)	(107)	(17)	(223)	(247)	(38)
Personnel costs	(508)	(630)	(757)	(117)	(1,151)	(1,387)	(215)
Depreciation and amortization	(320)	(340)	(351)	(54)	(631)	(691)	(107)
Consumables, food and beverage	(185)	(180)	(244)	(38)	(376)	(424)	(66)
Others	(198)	(228)	(331)	(51)	(432)	(559)	(87)
Total hotel operating costs	(2,135)	(2,463)	(2,739)	(424)	(4,512)	(5,202)	(806)
Other operating costs	(7)	(12)	(12)	(2)	(15)	(24)	(4)
Selling and marketing expenses	(107)	(107)	(161)	(25)	(253)	(268)	(41)
General and administrative expenses	(263)	(328)	(392)	(61)	(579)	(720)	(112)
Pre-opening expenses	(99)	(21)	(16)	(3)	(210)	(37)	(6)
Total operating costs and expenses	(2,611)	(2,931)	(3,320)	(515)	(5,569)	(6,251)	(969)
Other operating income (expense), net	164	29	362	56	252	391	61
Income (losses) from operations	(494)	(575)	629	97	(1,351)	54	8
Interest income	26	22	17	3	55	39	6
Interest expense	(142)	(110)	(102)	(16)	(279)	(212)	(33)
Other (expense) income, net	21	262	(61)	(9)	(81)	201	31
Unrealized gains (losses) from fair value changes of equity securities	(34)	238	(58)	(9)	(1,037)	180	28
Foreign exchange (loss) gain	34	(197)	85	13	(24)	(112)	(17)
Income (Loss) before income taxes	(589)	(360)	510	79	(2,717)	150	23
Income tax (expense) benefit	68	122	(132)	(20)	98	(10)	(1)
Gain (Loss) from equity method investments	(33)	(20)	(1)	(0)	(93)	(21)	(3)
Net income (loss)	(554)	(258)	377	59	(2,712)	119	19
Net (income) loss attributable to noncontrolling interest	6	10	1	0	29	11	2
Net income (loss) attributable to Huazhu Group Limited	(548)	(248)	378	59	(2,683)	130	21

Other comprehensive income
Gain arising from defined benefit plan, net of tax	4	-	-	-	7	-	-
Foreign currency translation adjustments, net of tax	43	(55)	(23)	(4)	(24)	(78)	(12)
Comprehensive income (loss)	(507)	(313)	354	55	(2,729)	41	7
Comprehensive (income) loss attributable to noncontrolling interest	6	10	1	0	29	11	2
Comprehensive income (loss) attributable to Huazhu Group Limited	(501)	(303)	355	55	(2,700)	52	9

Earnings (Losses) per share(1):
Basic	(0.19)	(0.08)	0.12	0.02	(0.94)	0.04	0.01
Diluted	(0.19)	(0.08)	0.12	0.02	(0.94)	0.04	0.01

Earnings (Losses) per ADS:
Basic	(1.91)	(0.80)	1.22	0.19	(9.37)	0.42	0.07
Diluted	(1.91)	(0.80)	1.17	0.18	(9.37)	0.41	0.06

Weighted average number of shares used in computation:
Basic	2,864,733,442	3,109,432,473	3,114,135,304	3,114,135,304	2,862,435,229	3,111,794,826	3,111,794,826
Diluted	2,864,733,442	3,109,432,473	3,273,978,191	3,273,978,191	2,862,435,229	3,166,582,955	3,166,582,955

(1)Due to the sub-division of our shares in the second quarter, the Company revised prior comparative periods to conform to the current period presentation.

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	( in millions)
Operating activities:
Net (loss) income	(554)	(258)	377	59	(2,712)	119	19
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	38	35	28	4	67	63	10
Depreciation and amortization, and other	359	366	377	58	695	743	115
Impairment loss	16	-	9	1	118	9	1
Loss (Income) from equity method investments, net of dividends	33	20	1	0	93	21	3
Investment (income) loss	(11)	(264)	(50)	(8)	1,077	(314)	(49)
Changes in operating assets and liabilities	470	(717)	472	73	(805)	(245)	(38)
Other	161	(139)	24	5	633	(115)	(18)
Net cash provided by (used in) operating activities	512	(957)	1,238	192	(834)	281	43

Investing activities:
Capital expenditures	(339)	(550)	(311)	(48)	(823)	(861)	(133)
Acquisitions, net of cash received	(0)	-	(346)	(54)	(5,056)	(346)	(54)
Purchase of investments	(0)	(35)	(134)	(21)	(0)	(169)	(26)
Proceeds from maturity/sale of investments	35	1,256	174	27	371	1,430	222
Loan advances	(24)	(22)	(31)	(5)	(82)	(53)	(8)
Loan collections	47	63	45	7	71	108	17
Other	-	2	21	3	3	23	4
Net cash provided by (used in) investing activities	(281)	714	(582)	(91)	(5,516)	132	22

Financing activities:
Net proceeds from issuance of ordinary shares	0	1	-	-	0	1	0
Proceeds from debt	4,291	1,519	207	32	5,127	1,726	267
Repayment of debt	(2,930)	(2,472)	(434)	(67)	(6,953)	(2,906)	(450)
Dividend paid	-	-	-	-	(677)	-	-
Other	(12)	(48)	42	7	(41)	(6)	(1)
Net cash provided by (used in) financing activities	1,349	(1,000)	(185)	(28)	(2,544)	(1,185)	(184)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	12	(44)	(16)	(3)	(38)	(60)	(10)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,592	(1,287)	455	70	(8,932)	(832)	(129)
Cash, cash equivalents and restricted cash at the beginning of the period	3,475	7,090	5,803	899	13,999	7,090	1,098
Cash, cash equivalents and restricted cash at the end of the period	5,067	5,803	6,258	969	5,067	6,258	969

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2021
	GAAP Result	% of Revenue	Share-based Compensation	% of Revenue	Non-GAAP Result	% of Revenue
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,739	76.4%	10	0.3%	2,729	76.1%
Other operating costs	12	0.3%	-	0.0%	12	0.3%
Selling and marketing expenses	161	4.5%	1	0.0%	160	4.5%
General and administrative expenses	392	10.9%	17	0.5%	375	10.4%
Pre-opening expenses	16	0.4%	-	0.0%	16	0.4%
Total operating costs and expenses	3,320	92.5%	28	0.8%	3,292	91.7%
Income (losses) from operations	629	17.5%	28	0.8%	657	18.3%

	Quarter Ended June 30, 2021
	GAAP Result	% of Revenue	Share-based Compensation	% of Revenue	Non-GAAP Result	% of Revenue
	US$		US$		US$
	(in millions)
Hotel operating costs	424	76.4%	2	0.3%	422	76.1%
Other operating costs	2	0.3%	-	0.0%	2	0.3%
Selling and marketing expenses	25	4.5%	0	0.0%	25	4.5%
General and administrative expenses	61	10.9%	2	0.5%	59	10.4%
Pre-opening expenses	3	0.4%	-	0.0%	3	0.4%
Total operating costs and expenses	515	92.5%	4	0.8%	511	91.7%
Income (losses) from operations	97	17.5%	4	0.8%	101	18.3%

	Quarter Ended March 31, 2021
	GAAP Result	% of Revenue	Share-based Compensation	% of Revenue	Non-GAAP Result	% of Revenue
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,463	105.8%	10	0.4%	2,453	105.4%
Other operating costs	12	0.5%	-	0.0%	12	0.5%
Selling and marketing expenses	107	4.6%	1	0.0%	106	4.6%
General and administrative expenses	328	14.1%	24	1.0%	304	13.1%
Pre-opening expenses	21	0.9%	-	0.0%	21	0.9%
Total operating costs and expenses	2,931	125.9%	35	1.4%	2,896	124.5%
Income (losses) from operations	(575)	-24.7%	35	1.4%	(540)	-23.3%

	Quarter Ended June 30, 2020
	GAAP Result	% of Revenue	Share-based Compensation	% of Revenue	Non-GAAP Result	% of Revenue
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,135	109.3%	11	0.6%	2,124	108.7%
Other operating costs	7	0.4%	-	0.0%	7	0.4%
Selling and marketing expenses	107	5.5%	1	0.1%	106	5.4%
General and administrative expenses	263	13.5%	26	1.3%	237	12.2%
Pre-opening expenses	99	5.1%	-	0.0%	99	5.1%
Total operating costs and expenses	2,611	133.8%	38	2.0%	2,573	131.8%
Income (losses) from operations	(494)	-25.3%	38	1.9%	(456)	-23.4%

	Six Months Ended June 30, 2021
	GAAP Result	% of Revenue	Share-based Compensation	% of Revenue	Non-GAAP Result	% of Revenue
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	5,202	88.0%	20	0.3%	5,182	87.7%
Other operating costs	24	0.4%	-	0.0%	24	0.4%
Selling and marketing expenses	268	4.5%	2	0.0%	266	4.5%
General and administrative expenses	720	12.2%	41	0.7%	679	11.5%
Pre-opening expenses	37	0.6%	-	0.0%	37	0.6%
Total operating costs and expenses	6,251	105.7%	63	1.0%	6,188	104.7%
Income (losses) from operations	54	0.9%	63	1.1%	117	2.0%

	Six Months Ended June 30, 2021
	GAAP Result	% of Revenue	Share-based Compensation	% of Revenue	Non-GAAP Result	% of Revenue
	US$		US$		US$
	(in millions)
Hotel operating costs	806	88.0%	3	0.3%	803	87.7%
Other operating costs	4	0.4%	-	0.0%	4	0.4%
Selling and marketing expenses	41	4.5%	0	0.0%	41	4.5%
General and administrative expenses	112	12.2%	7	0.7%	105	11.5%
Pre-opening expenses	6	0.6%	-	0.0%	6	0.6%
Total operating costs and expenses	969	105.7%	10	1.0%	959	104.7%
Income (losses) from operations	8	0.9%	10	1.1%	18	2.0%

	Six Months Ended June 30, 2020
	GAAP Result	% of Revenue	Share-based Compensation	% of Revenue	Non-GAAP Result	% of Revenue
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	4,512	113.8%	21	0.5%	4,491	113.3%
Other operating costs	15	0.4%	-	0.0%	15	0.4%
Selling and marketing expenses	253	6.4%	2	0.1%	251	6.3%
General and administrative expenses	579	14.6%	44	1.1%	535	13.5%
Pre-opening expenses	210	5.3%	-	0.0%	210	5.3%
Total operating costs and expenses	5,569	140.5%	67	1.7%	5,502	138.8%
Income (losses) from operations	(1,351)	-34.1%	67	1.7%	(1,284)	-32.4%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(548)	(248)	378	59	(2,683)	130	21
Share-based compensation expenses	38	35	28	4	67	63	10
Unrealized (gains) losses from fair value changes of equity securities	34	(238)	58	9	1,037	(180)	(28)
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	(476)	(451)	464	72	(1,579)	13	3
Adjusted earnings (losses) per share (non-GAAP)(2)
Basic	(0.17)	(0.14)	0.15	0.02	(0.55)	0.00	0.00
Diluted	(0.17)	(0.14)	0.14	0.02	(0.55)	0.00	0.00
Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(1.66)	(1.45)	1.49	0.23	(5.51)	0.05	0.01
Diluted	(1.66)	(1.45)	1.43	0.22	(5.51)	0.04	0.01

Weighted average number of shares used in computation
Basic	2,864,733,442	3,109,432,473	3,114,135,304	3,114,135,304	2,862,435,229	3,111,794,826	3,111,794,826
Diluted	2,864,733,442	3,109,432,473	3,273,978,191	3,273,978,191	2,862,435,229	3,166,582,955	3,166,582,955

(2) Due to the sub-division of our shares in Q2, the Company revised prior comparative periods to conform to the current period presentation.

	Quarter Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(548)	(248)	378	59	(2,683)	130	21
Interest income	(26)	(22)	(17)	(3)	(55)	(39)	(6)
Interest expense	142	110	102	16	279	212	33
Income tax expense	(68)	(122)	132	20	(98)	10	1
Depreciation and amortization	331	352	362	56	652	714	111
EBITDA (non-GAAP)	(169)	70	957	148	(1,905)	1,027	160
Share-based compensation	38	35	28	4	67	63	10
Unrealized (gains) losses from fair value changes of equity securities	34	(238)	58	9	1,037	(180)	(28)
Adjusted EBITDA (non-GAAP)	(97)	(133)	1,043	161	(801)	910	142

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened	Closed (2)	Net added	As of	As of
	in Q2 2021	in Q2 2021	in Q2 2021	June 30, 2021 (3)	June 30, 2021
Leased and owned hotels	18	(7)	11	675	91,892
Manachised and franchised hotels	381	(149)	232	6,329	575,778
Total	399	(156)	243	7,004	667,670

(1)     Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)     The reasons for hotel closures mainly include non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2021,we temporarily closed 8 hotels for brand upgrade and business model change purposes.

(3)     As of June 30, 2021, 32 hotels were requisitioned by governmental authorities.

	As of June 30, 2021
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,451	1,295
Leased and owned hotels	417	3
Manachised and franchised hotels	4,034	1,292
Midscale and upscale hotels	2,553	1,401
Leased and owned hotels	258	13
Manachised and franchised hotels	2,295	1,388
Total	7,004	2,696

Operational hotels excluding hotels under requisition
	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2020	2021	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	205	243	311	51.8%
Manachised and franchised hotels	181	203	246	36.2%
Blended	185	209	255	38.3%
Occupancy rate (as a percentage)
Leased and owned hotels	67.4%	64.0%	81.1%	13.7	p.p.
Manachised and franchised hotels	69.1%	66.6%	82.5%	13.4	p.p.
Blended	68.8%	66.2%	82.3%	13.5	p.p.
RevPAR (in RMB)
Leased and owned hotels	138	156	252	82.7%
Manachised and franchised hotels	125	135	203	62.7%
Blended	127	138	210	65.5%

	For the quarter ended
	June 30,	June 30,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	281	311	10.4%
Manachised and franchised hotels	225	246	9.2%
Blended	236	255	7.9%
Occupancy rate (as a percentage)
Leased and owned hotels	89.4%	81.1%	-8.4	p.p.
Manachised and franchised hotels	86.3%	82.5%	-3.8	p.p.
Blended	86.9%	82.3%	-4.6	p.p.
RevPAR (in RMB)
Leased and owned hotels	252	252	0.1%
Manachised and franchised hotels	194	203	4.4%
Blended	206	210	2.2%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended		yoy	ended		yoy	ended		yoy
	June 30,		June 30,		change	June 30,		change	June 30,		change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,017	3,017	107	168	57.7%	146	196	34.4%	73.1%	85.8%	12.7
Leased and owned hotels	408	408	109	191	75.7%	154	227	47.6%	70.8%	84.2%	13.5
Manachised and franchised hotels	2,609	2,609	106	163	53.6%	144	189	31.3%	73.7%	86.2%	12.5
Midscale and upscale hotels	1,520	1,520	172	272	57.8%	254	336	32.3%	68.0%	81.0%	13.1
Leased and owned hotels	213	213	182	316	73.3%	285	405	42.3%	64.0%	77.9%	13.9
Manachised and franchised hotels	1,307	1,307	170	262	54.1%	247	321	29.9%	68.9%	81.7%	12.8
Total	4,537	4,537	133	210	58.1%	187	250	33.9%	71.1%	83.9%	12.8

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended		yoy	ended		yoy	ended		yoy
	June 30,		June 30,		change	June 30,		change	June 30,		change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,308	2,308	179	168	-5.9%	193	195	1.2%	92.5%	86.0%	-6.5
Leased and owned hotels	392	392	202	187	-7.2%	217	223	2.9%	93.3%	84.1%	-9.2
Manachised and franchised hotels	1,916	1,916	172	163	-5.6%	187	188	0.8%	92.3%	86.5%	-5.8
Midscale and upscale hotels	931	931	285	269	-5.7%	337	338	0.1%	84.6%	79.7%	-4.9
Leased and owned hotels	184	184	350	311	-11.1%	406	401	-1.4%	86.1%	77.7%	-8.5
Manachised and franchised hotels	747	747	264	255	-3.3%	314	317	1.1%	84.1%	80.4%	-3.7
Total	3,239	3,239	216	203	-5.7%	240	243	1.0%	89.7%	83.8%	-6.0

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q2 2021	Closed in Q2 2021	Net added in Q2 2021	As of June 30, 2021(5)	As of June 30, 2021	As of June 30, 2021
Leased hotels	1	-	1	74	13,839	27
Manachised and franchised hotels	1	-	1	48	10,775	11
Total	2	-	2	122	24,614	38

(4)   Legacy-DH refers to DH.

(5)   As of June 30, 2021, a total of 5 DH brand hotels were temporarily closed due to COVID-19, and 1 hotel was closed for renovation.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2020	2021	2021	change
Average daily room rate (in EUR)
Leased hotels	82.4	77.9	85.2	3.4%
Manachised and franchised hotels	96.5	59.0	77.9	-19.3%
Blended	86.5	68.5	81.5	-5.8%
Occupancy rate (as a percentage)
Leased hotels	18.7%	14.6%	20.0%	1.3	p.p.
Managed and franchised hotels	17.3%	26.5%	30.8%	13.5	p.p.
Blended	18.3%	18.8%	24.4%	6.1	p.p.
RevPAR (in EUR)
Leased hotels	15.4	11.4	17.0	10.7%
Managed and franchised hotels	16.7	15.6	24.0	43.5%
Blended	15.8	12.9	19.8	25.6%

Hotel Portfolio by Brand

	Total
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,465	370,297	1,307
HanTing Hotel	2,834	260,252	740
Hi Inn	430	25,419	83
Elan Hotel(6)	976	60,645	431
Ibis Hotel	211	22,320	41
Zleep Hotels	14	1,661	12
Midscale hotels	2,146	241,370	1,121
Ibis Styles Hotel	78	9,046	19
Starway Hotel	477	39,524	279
JI Hotel	1,203	148,008	616
Orange Hotel	360	40,285	202
CitiGO Hotel(7)	28	4,507	5
Upper midscale hotels	406	60,926	248
Crystal Orange Hotel	129	17,517	60
Manxin Hotel	68	6,764	54
Madison Hotel	31	4,745	40
Mercure Hotel	117	19,786	57
Novotel Hotel	13	3,579	17
IntercityHotel(8)	48	8,535	20
Upscale hotels	103	18,105	56
Joya Hotel	9	1,760	0
Blossom House	29	1,420	30
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts(9)	51	12,239	12
MAXX (10)	5	777	6
Jaz in the City	2	424	2
Others	6	1,586	2
Other hotels(11)	6	1,586	2
Total	7,126	692,284	2,734

(6)     As of June 30, 2021, 17 Ni Hao Hotels were included in the operational hotel for Elan Hotels and 111 Ni Hao hotels were included in the pipeline for Elan Hotels.

(7)     We completed CitiGO acquisition in May 2021.

(8)     As of June 30, 2021, 2 operational hotels and 4 pipeline hotels of IntercityHotel were in China.

(9)     As of June 30, 2021, 1 operational hotel and 5 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(10)  As of June 30, 2021, 5 pipeline hotels of MAXX were in China.

(11)  Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).